UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-36532

SPHERE 3D CORP.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F                             [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends the Current Report on Form 6-K of Sphere 3D Corp. (the “Company”), originally filed with the United States Securities and Exchange Commission (the “Commission”) on April 7, 2016 (the “Original Filing”). The Company is filing this Amendment solely to file the Credit Agreement, as identified below and attached as Exhibit 99.5 hereto, which was referenced in the Original Filing. The description of the Credit Agreement in the Original Filing is qualified in its entirety by reference to the Credit Agreement attached hereto and incorporated herein by reference.

No modification or update is otherwise made to any other disclosures in the Original Filing, nor does this Amendment reflect any events occurring after the date of the Original Filing. As such, this Amendment should be read in conjunction with the Original Filing.

SUBMITTED HEREWITH

Exhibits

99.5*	Credit Agreement

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: April 21, 2016	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer